UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PETRÓLEOS MEXICANOS

(Exact name of the registrant as specified in its charter)

United Mexican States	0-99
(State or other jurisdiction of incorporation or organization)	(Commission file number)

Avenida Marina Nacional No. 329 Colonia Verónica Anzures 11300 Ciudad de México, México	11300
(Address of principle executive offices)	(Zip code)

Ernesto Balcázar Hernández

+52(55)54041686

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2023

This report provides a consolidated overview of the payments to governments made by Petróleos Mexicanos (“Pemex”) and its productive state-owned subsidiaries, which we refer to as the subsidiary entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation) and Pemex Logística (Pemex Logistics), and subsidiary companies for the fiscal year ended December 31, 2023. Unless the context requires otherwise, references in this report to the “Company,” “PEMEX,” “we,” “us” and “our” refer to Pemex and its subsidiary entities and subsidiary companies collectively. We maintain our consolidated financial statements and accounting records in Mexican pesos, which is our reporting currency.

Our business segments

Our business segments are organized around products and reflect the structure we use for purposes of financial reporting.

•

Exploration and Production: Our Exploration and Production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company P.M.I. Comercio Internacional, S.A. de C.V., to major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation. Additionally, it receives income from drilling services, and servicing and repairing wells.

•

Industrial Transformation: Our Industrial Transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market in Mexico. This segment also sells a significant portion of the fuel oil it produces to Mexico’s Federal Electricity Commission (Comisión Federal de Electricidad) and a significant portion of jet fuel produced to Mexico’s Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares). The Industrial Transformation segment’s most important products are different types of gasoline and diesel. Our Industrial Transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.

•

Logistics: Our Logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•

Deer Park Refining Limited Partnership: Our Deer Park Refining Limited Partnership segment includes the operations of our refinery in Deer Park, Texas, and generates revenues from sales of distillates and gasoline in the U.S. market.

•

Trading Companies: Our Trading Companies segment, which consist of PMI CIM, P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”), P.M.I. Trading, DAC. (“PMI Trading”), Mex Gas Internacional, S.L. (“MGAS”) and Gasolinas Bienestar, S.A. de C.V. (“GASOB,” and together with PMI CIM, PMI NASA, PMI Trading, and MGAS, the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets. The Trading Companies have no ownership interest in the resources.

•	Corporate: Our Corporate segment provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.

•

Other Operating Subsidiary Companies: Our Other Operating Subsidiary Companies segment provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies.

Our projects

This report discloses the payments made by us to governments for the commercial development of oil, natural gas or minerals, which involves the exploration, extraction, processing, and export of oil, natural gas, or minerals, or the acquisition of a license for any such activity.

As of December 31, 2023, our resource extraction information is disclosed in the Exhibit 2.01 hereto.

Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit 2.01 –	Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

PETRÓLEOS MEXICANOS

By:	/s/ Carlos Fernando Cortez González
Name:	Carlos Fernando Cortez González
Title:	Acting Chief Financial Officer/Acting Corporate Director of Finance

Date: September 27, 2024